UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

SPIRENT PLC

2.   Name of shareholder having a major interest

BARCLAYS PLC

3. Please  state  whether  notification  indicates  that it is in  respect  of
holding  of  the  shareholder   named  in  2  above  or  in  respect  of  a
non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                   Account designation            Holding

BANK OF NEW YORK                          214075                 3,861,569

BANK OF NEW YORK                          221428                   524,342

BANK OF NEW YORK                          367748                 2,596,205

BANK OF NEW YORK                          392067                 3,952,562

BANK OF NEW YORK                          392177                   313,638

BARCLAYS CAPITAL NOMINEES LIMI                                     754,502

BNY (OCS) NOMINEES LTD                    221476                   252,149

BNY (OCS) NOMINEES LTD                    387173                   123,795

BOISS NOMINEES LTD                        4224361                  394,969

CHASE NOMINEES LTD                        16376                    531,812

CHASE NOMINEES LTD                        16649                     41,844

CHASE NOMINEES LTD                        16669                     63,310

CHASE NOMINEES LTD                        18243                    123,823

CHASE NOMINEES LTD                        19518                    253,833

CHASE NOMINEES LTD                        19519                  2,464,292

CHASE NOMINEES LTD                        19520                    638,744

CHASE NOMINEES LTD                        20947                 36,769,332

CHASE NOMINEES LTD                        21359                  1,220,660

CHASE NOMINEES LTD                        25772                    520,077

CHASE NOMINEES LTD                        27793                     74,767

CHASE NOMINEES LTD                        27795                    114,340

CHASE NOMINEES LTD                        27797                    138,568

CHASE NOMINEES LTD                        27799                    299,495

CHASE NOMINEES LTD                        27800                  1,145,581

CHASE NOMINEES LTD                        27802                     40,008

CHASE NOMINEES LTD                        28269                    106,605

CHASE NOMINEES LTD                        28270                    590,971

CHASE NOMINEES LTD                        28270                    266,132

CHASE NOMINEES LTD                        31961                  1,347,971

CIBC MELLON GLOBAL SECURITIES                                       34,666

CITIBANK                                  6010613363               333,841

CITIBANK                                  6010640794               252,237

CITIBANK                                  6010782807               275,601

DEUTSCHE (BANKERS TRUST)                  501575013                378,406

DEUTSCHE BANK LONDON                      8003168                   30,331

HSBC                                      813168                   808,840

HSBC                                      814537                    80,198

HSBC                                      845315                    23,453

INVESTORS BANK AND TRUST CO                                        314,881

INVESTORS BANK AND TRUST CO                                        841,643

INVESTORS BANK AND TRUST CO                                      2,914,583

INVESTORS BANK AND TRUST CO                                         10,802

INVESTORS BANK AND TRUST CO                                        349,682

INVESTORS BANK AND TRUST CO                                        111,024

JP MORGAN (BGI CUSTODY)                   16331                    268,799

JP MORGAN (BGI CUSTODY)                   16341                    667,949

JP MORGAN (BGI CUSTODY)                   16341                  1,754,917

JP MORGAN (BGI CUSTODY)                   16344                    400,264

JP MORGAN (BGI CUSTODY)                   16345                    742,167

JP MORGAN (BGI CUSTODY)                   16400                  8,915,859

JP MORGAN (BGI CUSTODY)                   16612                    154,621

JP MORGAN (BGI CUSTODY)                   16621                    186,353

JP MORGAN (BGI CUSTODY)                   16644                    420,978

JP MORGAN (BGI CUSTODY)                   16901                    127,521

JP MORGAN (BGI CUSTODY)                   18409                    526,737

JP MORGAN (BGI CUSTODY)                   19514                    128,618

JP MORGAN (BGI CUSTODY)                   27795                    258,537

JP MORGAN (BGI CUSTODY)                   27799                    785,257

JP MORGAN (BGI CUSTODY)                   28166                  3,027,976

JP MORGAN (BGI CUSTODY)                   29514                    117,527

JPM FRANKFURT                             27717                     67,625

JP MORGAN CHASE BANK                                               360,275

JP MORGAN CHASE BANK                                               381,288

JP MORGAN CHASE BANK                                               479,984

JP MORGAN CHASE BANK                                                 6,566

JP MORGAN CHASE BANK                                               188,365

MELLON BANK                               ABGFZ872482              745,728

MELLON BANK                               TGGF0003002               91,742

MELLON TRUST - BOSTON & SF                                         128,392

MELLON TRUST OF NEW ENGLAND                                        193,162

MIDLAND BANK (HSBC BANK PLC)              772823                 1,951,762

NORTHERN TRUST                            CVS21                    987,313

NORTHERN TRUST                            LIV02                    746,036

NORTHERN TRUST                            SCO06                    303,975

NORTHERN TRUST                            TNF01                    384,795

NORTHERN TRUST                            USF06                    193,023

NORTHERN TRUST                            USF12                  1,760,355

NORTHERN TRUST BANK - BGI SEPA                                     168,498

NORTHERN TRUST BANK - BGI SEPA                                      41,732

NORTHERN TRUST BANK - BGI SEPA                                     256,471

R C GREIG NOMINEES LIMITED A/C            BL1                      140,823

R C GREIG NOMINEES LIMITED A/C            CM1                       32,079

R C GREIG NOMINEES LIMITED GP1            GP1                       34,067

R C GREIG NOMINEES LIMITED SA1            SA1                       22,152

STATE STREET                              2RJ2                     127,458

STATE STREET                              JD12                     447,165

STATE STREET                              N3B2                       8,621

STATE STREET                              N3B6                     273,550

STATE STREET                              N3YZ                      10,446

STATE STREET                              VE4J                     205,686

VIDACOS NOMINEES LIMITED                  6010830763             1,800,140

ZEBAN NOMINEES LIMITED                                              21,700

ZEBAN NOMINEES LIMITED                                               1,000

                                                         TOTAL  97,332,138


5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

NOT NOTIFIED

8. Percentage of issued class

NOT NOTIFIED

9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH

10. Date of transaction

HOLDING AS AT 28 SEPTEMBER 2004

11. Date company informed

01 OCTOBER 2004

12. Total holding following this notification

97,332,138

13. Total percentage holding of issued class following this notification

10.20%

14.  Any additional information

NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS DECREASED THEIR SHAREHOLDING IN SPIRENT PLC TO 10.20%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 105,945,146 SHARES (11.17%) ON 12 MARCH 2004.

15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767672

16. Name and signature of authorised company official responsible for making this notification

MICHAEL ANSCOMBE - ASSISTANT COMPANY SECRETARY

Date of notification

01 OCTOBER 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.
                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 01 October 2004                           By   ____/s/ Luke Thomas____

                                                    (Signature)*